KENSINGTON CAPITAL CORP.
Statements of Changes in Stockholders Equity
For the Year Ended December 31, 2015

		Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of Year	$	40,000	271,738	(2,900)	308,838
Net Income				(7,410)	(7,410)
End of Year	$	40,000	271,738	(10,310)	301,428

See Accountants' Report and Notes to Financial Statements